                        S O N F I E L D & S O N F I E L D
                           A Professional Corporation
LEON SONFIELD (1865-1934)                              ATTORNEYS AT LAW                       ROBERT L. SONFIELD, JR.
GEORGE M. SONFIELD (1899-1967)                                                                      Managing Director
ROBERT L. SONFIELD (1893-1972)                      770 SOUTH POST OAK LANE                       robert@sonfield.com
    ____________________                           HOUSTON, TEXAS 77056-1913
                                                       WWW.SONFIELD.COM
FRANKLIN D. ROOSEVELT, JR. (1914-1988)
                                                   Telecopier (713) 877-1547
                                                             ----
                                                   Telephone (713) 877-8333




VIA FACSIMILE (202) 772-9210
AND ELECTRONIC FILING ON EDGAR

April 12, 2006

Mail Stop 4561

Mr. Hugh Fuller
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Exobox Technologies Corporation, a Nevada corporation ("Issuer") Registration Statement on Form 10-SB
               File No. 0-51689

Dear Mr. Fuller:

         In response to your oral request, we are providing the following revised supplemental information:

Business-History and Organization

         The Issuer undertakes to include in their Form 10-KSB for the current fiscal year, a discussion of the business reason for the reverse triangular merger followed by the parent-subsidiary merger. In substantially the following language:

                  Management of Exobox Technologies Corp. was of the opinion that a publicly owned corporation is better able to attract investment capital to develop and market its technology because of the enhanced awareness in the capital markets and transparency of its financial affairs. Neither Exobox Technologies Corp. nor its merger partner were reporting or publicly traded companies. However, management believed that a business combination with JinPin, Inc. would provide a shareholder base that could result in some liquidity. Therefore, Exobox Technologies Corp. combined with the former JinPin, Inc. with the intention of registering its common stock with the Securities and Exchange Commission under the Securities Exchange Act of 1934, thereby converting Exobox Technologies Corp. from a privately owned to publicly owned company.

                  The triangular merger resulted in the original Exobox Technologies Corp., a private Delaware corporation becoming a wholly owned subsidiary of the former JinPin, Inc., a Nevada corporation. Management believed that the parent-subsidiary relationship was cumbersome and uneconomical and, therefore, followed the triangular reverse merger with a parent-subsidiary merger so that the two constituent companies came together as a Nevada corporation named Exobox Technologies Corp.

         If you have any further or additional questions or comments, please let me know.

Yours very truly,
/s/Robert L. Sonfield, Jr.
-------------------------------
Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo

cc:      VIA FACSIMILE ONLY
         Mr. Robert B. Dillon
         President and CEO
         Exobox Technologies Corp.